UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Hutchinson Technology Incorporated
(Exact Name of Registrant as Specified in its Charter)

Minnesota	001-34838	41-0901840
(State or other jurisdiction of incorporation or organization)	(Comission File Number)	(I.R.S. Employer Identification No.)

40 West Highland Park Drive NE Hutchinson, Minnesota	55350
(Address of principal executive offices)	(Zip Code)

(320) 587-3797
(Name and telephone number, including area code of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

OVERVIEW

Hutchinson Technology Incorporated is a global supplier of critical precision component technologies. As a key world-wide supplier of suspension assemblies for hard disk drives, we help customers improve overall disk drive performance and meet the demands of an ever-expanding digital universe. Suspension assemblies are precise electro-mechanical components that hold a disk drive’s read/write head at microscopic distances above the drive’s disks. To a lesser extent, we also provide precision component manufacturing, tool design, tool build and metrology, and our biomeasurement products outside of the disk drive industry.

We evaluated our products that were manufactured and available for sale in calendar year 2015 and determined that our suspension assemblies, flex circuits and optical image stabilization (“OIS”) actuators, which contain the mineral gold, were our only products that contained or utilized a mineral as identified on the conflict minerals list. The gold was determined as necessary to the functionality of the suspension assembly, flex circuit and OIS actuator as an electrical conductor. We conducted a good faith reasonable country of origin inquiry (“RCOI”) which included taking steps to identify the suppliers that use gold in their manufacturing processes and requesting each supplier to identify the applicable smelters and refiners of the gold; however, we believe the EICC Conflict Free Smelter (“CFS”) protocol, which uses the CFS Compliant Smelter List (“CFSL”) is best situated to identify the sources of gold. We believe our RCOI, as described below, was reasonably designed to determine whether any product we manufactured in 2015 contained a conflict mineral that originated in the Democratic Republic of Congo or an adjoining country (“DRC”).

REASONABLE COUNTRY OF ORIGIN INQUIRY

We surveyed 11 of our suppliers that supply us with materials used to manufacture our products that, in our opinion, could contain one or more listed conflict minerals. Each of these suppliers was asked to complete the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative (“EICC-GeSI”) Conflict Minerals Reporting Template (“CMRT”). The EICC-GeSI CMRT is regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide, developed by several of the world’s leading consumer electronics brands. We received responses from all 11 suppliers and all of those suppliers indicated that gold was used in the manufacture of their part. Those suppliers were able to identify the smelter name and smelter identification number on the completed CMRT and indicated on their CMRT that none of the smelters that they identified source the gold from the DRC.

Of the 17 smelters identified by these 11 suppliers, we confirmed the responses from our suppliers by confirming that all 17 were on the CFSL available at http://www.conflictfreesourcing.org/conflict-free-smelter-program/smelter-refiner-lists/gold-testing/. Based on the results of our RCOI as described above, we have no reason to believe that any of the minerals identified on the conflict minerals list necessary for the functionality of our products manufactured in 2015 originated in the DRC.

This information is publicly available at www.htch.com on our Investors page.

Item 1.02 Exhibits

Not required.

Section 2 – Exhibits

Item 2.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HUTCHINSON TECHNOLOGY INCORPORATED

By

	/s/ David P. Radloff	June 8, 2016
	David P. Radloff,	(Date)
Vice President and Chief Financial Officer